CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use in this Registration Statement on Form SB-2 of our report dated March 18, 2005 (except as to the fifth paragraph of Note 25, which is as of March 29, 2005, and Notes 6, 10, 25i) and 27 which are as of November 14, 2005) relating to the consolidated financial statements of Big Sky Energy Corporation (which report expresses an unqualified opinion and includes explanatory paragraphs referring to substantial doubt about Big Sky Energy Corporation’s ability to continue as a going concern and a restatement of the consolidated financial statements) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Interest of Named Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Independent Registered Chartered Accountants

Calgary, Alberta, Canada

March 27, 2006